InterOil to Buy Back Shares

Current valuation creates long-term opportunity

SINGAPORE and PORT MORESBY, Papau New Guinea, July 21, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) will buy up to US$50 million of its own Class A common shares within the next 12 months.

The InterOil board has authorised the buy-back to be done periodically on the open market, based on the stock price and other market factors.

InterOil's Chief Executive Officer, Dr Michael Hession, said the move made strategic sense at current share valuations.

"In the past six months, we have signed a multi-billion-dollar LNG development program with Total, secured our highly prospective exploration acreage for up to another 11 years, and divested our refinery and downstream assets so we can fully focus on exploration and LNG development," Dr Hession said.

"At the same time, we have strengthened our balance sheet and have more than US$580 million in cash, an undrawn credit facility of US$300 million, and only the US$70 million Convertible Notes due 2015 outstanding.

Growth prospects make buy-back a good investment

"With our drilling campaign fully funded through to the end of 2015 and significant growth prospects in our development and exploration program, we fully expect this buy-back to deliver long-term shareholder value."

Macquarie Capital has been appointed to act for the Company during the buy-back process.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts

Singapore Michael Lynn Senior Vice President, Investor Relations Michael.Lynn@InterOil.com Phone: +65-6507-0222	United States Meg LaSalle Investor Relations Coordinator Meg.LaSalle@InterOil.com Phone: +1-281-292-1800

David Wu Vice President, Investor Relations David.Wu@InterOil.com Phone: +65-6507-0222
Media contacts
Singapore Robert Millhouse Vice President, Corporate Affairs Robert.Millhouse@InterOil.com Phone: +65-6507-0222	Australia John Hurst Cannings Corporate Communications jhurst@cannings.net.au Phone: +61 418 708 663

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including, in particular, the proposed share buy-back program. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.